

frontdoor™

frontdoorhome.com

William Cobb
Chairman and Chief Executive Officer
Email: william.cobb@frontdoorhome.com

November 3, 2025

Ms. Jessica Ross

Re: Separation and Transition Arrangement

Dear Jessica:

The purpose of this letter agreement is to confirm our mutual understanding regarding the transition of your employment with Frontdoor, Inc. (collectively with its subsidiaries, the "Company") through the Departure Date (as defined below).

In consideration of, among other things, your resignation of employment for Good Reason (as such term is defined in the Company's Executive Severance Policy) and your agreement to forego stepping down from the Company immediately and continuing in the employ of the Company until December 31, 2025 (the "Departure Date") to ensure a smooth transition of your responsibilities, and provided that you continue to perform all the duties associated with your position in a professional manner and cooperate fully in the transition of your responsibilities as may be reasonably requested by the Company and as set forth below, we have agreed to the following:

1. Transition Period: You shall continue to serve as the Company's Senior Vice President and Chief Financial Officer until November 10, 2025 (the "CFO Resignation Date"). Beginning on the CFO Resignation Date and continuing through the Departure Date, you shall continue to serve as an employee of the Company and hold the title of Senior Vice President and Advisor to the CEO of the Company. During the period from the CFO Resignation Date until the Departure Date, you shall report to me and perform such duties as reasonably requested by me including providing assistance to your successor and others as may be reasonably requested by me from time to time. As of the Departure Date, you shall terminate your employment with the Company and, by executing this letter agreement, you hereby confirm (i) your resignation as Senior Vice President and Chief Financial Officer of the Company, and as an officer and director of the Company or any of its subsidiaries as may be applicable, each effective as of the CFO Resignation Date, and (ii) your resignation as Senior Vice President and Advisor to the CEO of the Company effective as of the Departure Date. You agree to execute any additional notices, letters or agreements as may be reasonably requested by the Company to effectuate any such director, officer or employee resignation(s).

2. Transition Base Salary and Other Benefits: You shall continue to receive your base salary at its current rate and the benefits and perquisites to which you are currently entitled through the Departure Date except as modified by this letter agreement or any agreement incorporated herein. Beginning on the CFO Resignation Date and continuing through the Departure Date, you shall continue to receive a base salary at your current rate of US$625,000 per annum and shall receive the benefits and perquisites to which associates holding the title of Senior Vice President are otherwise entitled under the Company's policies.

3. Separation Payments and Benefits: Subject to (i) your continued employment through the Departure Date pursuant to the terms and conditions of this letter agreement, and (ii) your execution and non-revocation of the general release attached hereto as Exhibit "A" and any other agreement incorporated herein by reference, you shall receive the payments and benefits as set forth in the Company's Executive Severance Policy with respect to a resignation for Good Reason including the following (it being understood that any notice and cure period of a Good Reason resignation are hereby mutually waived by the parties):

    a. Separation Payment: An amount (the "Separation Payment") equal to the sum of (a) twelve (12) months' base salary at your current rate as of the date hereof, and (b) an amount equal to your annual performance cash bonus payable under Company's AIP at your target payout amount as of the date hereof (i.e., 90% of your current base salary per annum) assuming Company performance at target. The Separation Payment shall be paid in twelve (12) equal monthly installments beginning within thirty (30) days of the Departure Date, subject to lawful deductions and withholdings.

    b. COBRA Allowance: Provided you make the necessary elections, the Company will reimburse you for monthly premiums payable for elected coverage under the Company-sponsored health plans pursuant to the Consolidated Omnibus Budget Reconciliation Act ("COBRA") for twelve (12) months following the Departure Date; provided, however, the reimbursement of such premiums shall cease upon the date you obtain health care coverage from another employer.

4. 2025 Annual Bonus: With respect to your annual performance cash bonus payable under the Company's Annual Incentive Plan ("AIP") for calendar year 2025 (the "2025 Annual Bonus"), your target bonus percentage of ninety percent (90%) shall remain unchanged after the CFO Resignation Date and you will remain eligible to receive such bonus in the ordinary course at the same time such bonus is otherwise payable to Company associates (typically in March 2026) based 100% on Company performance in accordance with the terms of the 2025 AIP.

5. Equity Awards: You shall not be entitled to any equity grants, including but not limited to, grants of non-qualified stock options, performance stock options, performance shares

or restricted stock units (collectively, "Equity Awards"), following the date hereof. All Equity Awards outstanding as of the date hereof (i) shall continue to vest in accordance with their terms through the Departure Date, and (ii) shall continue to be governed by the terms of the Company's 2018 Omnibus Incentive Plan (the "2018 Plan") and such agreements executed thereunder including without limitation, any restrictive covenants contained therein and applicable to such Equity Awards. For purposes of clarity, with respect to your Equity Awards, you shall be treated as if you resigned with Good Reason (as so defined under the 2018 Plan and the agreements thereunder) as of the Departure Date (it being understood that any notice and cure period of a Good Reason resignation are hereby mutually waived by the parties). Except as otherwise provided in the 2018 Plan or any Equity Award agreement with the Company executed thereunder, any unvested portion of the Equity Awards as of the Departure Date shall be cancelled without payment therefor upon the Departure Date.

6. No Duplication of Benefits: To the extent you become eligible for any payment or benefit under the terms of any Company plan, program or arrangement following the date you sign this letter agreement, you agree that any such payment or benefit shall be offset, dollar-for-dollar if applicable, by any payment or corresponding benefit provided under the Company's Executive Severance Policy, your offer letter dated December 1, 2022, or this letter agreement.

7. General Releases. You agree to execute our general release substantially in the form attached hereto as Exhibit "A" simultaneously with your execution of this letter agreement, and you agree to sign the bring-down release substantially in the form attached hereto as Exhibit "B" (the "Bring-Down Release") upon or within 7 days following your Departure Date. If you do not execute the Bring-Down Release as provided herein, your entitlement of payments under Sections 3, 4 and 5 of this letter agreement shall cease and the Company will have no further obligation hereunder.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

If the foregoing accurately sets forth our mutual understanding, please so confirm at your earliest convenience by countersigning this letter agreement as set forth below and returning it to me.

Very truly yours,

William C Cobb

William C Cobb (Nov 3, 2025 17:51:14 MST)

William Cobb
Chairman and Chief Executive Officer
Frontdoor, Inc.

Attachments

SO AGREED AND CONFIRMED:

Jessica Ross
Date: 11/03/2025

EXHIBIT "A"

Form of General Release

GENERAL RELEASE

This GENERAL RELEASE ("Release") is made by and between Frontdoor, Inc. and its subsidiaries including American Home Shield Corporation (collectively, the "Company"), and Jessica Ross (for herself and her present or former heirs, executors, creditors, dependents, spouse(s), administrators, successors, and assigns, collectively referred to throughout this Release, except as the recipient of the Consideration, as set forth in Section 2 below and provider of services, as set forth in Section 1 below, as "Executive"). The Company and the Executive are sometimes collectively referred to as the "Parties" or individually as a "Party."

As outlined below, in the event that the Executive has not revoked this Release within seven (7) days after the Executive's execution and delivery hereof, this Release shall become effective on the eighth (8th) day after the Executive's execution and delivery hereof (the "Effective Date").

In consideration of the mutual promises and releases contained herein and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, the Parties agree as follows:

1. **Resignation and Last Day of Employment**.

    a. The Executive has entered into a letter agreement with the Company dated November 3, 2025 (the "Letter Agreement") regarding her resignation as Senior Vice President and Chief Financial Officer of the Company, and as an officer and director of the Company and each of its subsidiaries, as applicable, on November 10, 2025 (the "CFO Resignation Date") and the Executive's subsequent cessation of employment. Pursuant to the terms of the Letter Agreement, the Executive's last day of employment with the Company shall be on December 31, 2025 (the "Departure Date") (and the Executive's signature herein upon execution of this Release constitutes the Executive's signed notice of such resignation).

    b. The Company may relieve the Executive of all duties and place the Executive on administrative leave prior to the Departure Date, with continuing base salary, benefits and perquisites to which the Executive was entitled immediately prior to the administrative leave, by providing the Executive with notice. The Executive no longer will be authorized to transact business or incur any expenses, obligations, and liabilities on behalf of the Company after the earlier of being placed on administrative leave or the Departure Date.

2. **Consideration**.

    a. In consideration for signing this Release and the consideration set forth in the Letter Agreement (the terms and conditions of which are incorporated as if fully set out herein), and only so long as the Executive remains fully in compliance with the promises, terms and conditions made in this Release and the Letter Agreement, the Parties have agreed to the terms and conditions as set forth herein.

    b. Regardless of whether the Executive chooses to enter into this Release, subject to the Company's standard reimbursement policy and manager's approval, the Company agrees to reimburse Executive for all outstanding expenses that the Executive incurred in the normal course of performing the Executive's duties for the Company prior to the Executive's cessation of employment with the Company. The Company will also pay, in accordance with the Company's standard paid time off ("PTO") policy, the Executive's accrued-but-unused PTO regardless of whether the Executive signs this Release.

c. Except as provided in the Letter Agreement, all benefits shall cease upon the Departure Date except that, in respect to the health insurance plan, the Executive will be allowed to continue participation in the Company's health insurance plan in accordance with the provisions of the Consolidated Omnibus Budget Reconciliation Act ("COBRA") regardless of whether the Executive enters into this Release. Information regarding the Executive's COBRA rights will be sent under separate cover. Except as specified herein, the Executive's benefits will be governed by the applicable plan and grant or award terms.

3. **No Consideration Absent Execution of this Release; Benefits**. The Executive acknowledges and agrees that the consideration set forth in Section 2 above and in the Letter Agreement are in excess of that which the Company is obligated to provide to the Executive and, except as specified above, the Executive understands and agrees that the monies and benefits specified in Section 2 above and in the Letter Agreement would neither be paid nor provided, except for the execution of this Release and the complete fulfillment of the promises contained in the Letter Agreement and in this Release. In the event Executive does not sign or signs but revokes this Release or the separate bring-down release referenced as Exhibit "B" to the Letter Agreement, the Company shall not be required to make any other payment to Executive other than wages and vacation pay due as of the date of Executive's departure from the Company.

4. **General Release of Claims**. In consideration of the consideration set forth in Section 2 above and in the Letter Agreement, the Executive hereby agrees as follows:

a. Release of Claims. The Executive, for herself and her heirs, beneficiaries, devisees, privies, executors, administrators, attorneys, representatives, and agents, and her and their assigns, successors-in-interest and predecessors-in-interest, hereby irrevocably (except as provided in Section 5 titled "Older Workers' Benefit Protection Act Waiver") and unconditionally releases, acquits and forever discharges the Company, its subsidiaries and affiliated companies (including but not limited to American Home Shield Corporation) and the Releasees (as defined below) from any and all charges, complaints, claims, liabilities, obligations, promises, agreements, controversies, damages, actions, causes of action, suits, rights, demands, remedies, costs, losses, debts, expenses and attorneys' fees, known or unknown, by reason of any matter, action or omission occurring up to the date on which the Executive executes this Release, including those arising out of or in connection with the Executive's employment with the Company and/or the termination thereof (all such charges, complaints, etc. are collectively referred to herein as the "Claims"). The Claims irrevocably (except as provided in Section 5 titled "Older Workers' Benefit Protection Act Waiver") and unconditionally released, acquitted and forever discharged include, for example and without limitation, any claims for unpaid wages, bonuses, stock options and/or employment benefits (including claims under continuing employee benefit plans or claims under ERISA), claims alleging breach of express or implied contract, wrongful discharge, constructive discharge, breach of an express or implied covenant of good faith and fair dealing, promissory estoppel, fraud, negligent or intentional misrepresentation, negligent or intentional interference with contract or prospective economic advantage, unfair business practices, negligent or intentional infliction of emotional distress, defamation, libel, slander, negligent supervision or retention, invasion of privacy, conversion, personal injury, any and all claims for violation of the federal or any state constitution, any claim for any loss, cost, damage, or expense arising out of any dispute over the nonwithholding or other tax treatment of any proceeds received by Executive from the Company, any other claim in tort, a legal restriction on the Company's right to terminate employees, violation of the Civil Rights Act of 1866, Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, the Age Discrimination in Employment Act of 1967 ("ADEA"), the Older Workers' Benefit Protection Act of 1990, the Americans with Disabilities Act, the Genetic Information Nondiscrimination Act, the Worker Adjustment and Retraining Notification Act, the Equal Pay Act of 1963, the Family and Medical Leave Act (the "FMLA"), the Employee Retirement Income Security Act of 1974 ("ERISA"), the Occupational Safety and Health Act ("OSHA"), the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the False Claims Act, the National Labor Relations Act ("NLRA"), Sections 1981 through 1988 of Title 42 of the United States Code, the Immigration Reform Control Act, the Fair Labor Standards Act, California Business and Professions Code § 17200, the California Fair Employment and Housing Act, the California Pregnancy Disability Leave law, the California Family Rights Act, the California Healthy Workplace Healthy Family Act of 2014, any Wage Orders issued by the California Industrial Welfare Commission and the California Business and Professionals Code, and/or the California Labor Code (including any claim for civil penalties under the California Labor Code or Private Attorneys General Act ("PAGA")) (each of the foregoing as amended), and any other claims pursuant to any other federal, state or local law regarding discrimination, harassment or retaliation based on age, race, color, sex, religion, national origin, ancestry, marital status, familial status, disability, medical condition, pregnancy status, childbirth or medical condition related to pregnancy or childbirth, sexual orientation, gender identity or expression, protected veteran or military status, genetic information or any other unlawful basis or protected status or activity, and claims for alleged violation of any other local, state or federal law, regulation, ordinance, public policy or common-law duty having any bearing whatsoever upon the terms and conditions of, and/or the cessation of, the Executive's employment with and by the Company.

b. The Claims irrevocably (except as provided in Section 5 titled "Older Workers' Benefit Protection Act Waiver") and unconditionally released, acquitted and forever discharged by the Executive extend to all such Claims by the Executive against any and all of the current and former owners, stockholders, predecessors, successors, assigns, agents, directors, officers, employees, representatives, attorneys, divisions, parents, subsidiaries, affiliates (and the directors, officers, employees, representatives and attorneys of such divisions, parents, subsidiaries and affiliates) of the Company and all other persons acting by, through, under or in concert with any of them. All such persons and entities, as well as the Company, are collectively referred to herein as the "Releasees." The Claims irrevocably (except as provided in Section 5 titled "Older Workers' Benefit Protection Act Waiver") and unconditionally released, acquitted and forever discharged herein by the Executive also extend to all Claims that the Executive now has, owns or holds, or contends to have, own or hold or that the Executive at any time heretofore had, owned or held or contended to hold against any of the Releasees. The Executive expressly waives any Claims that might arise as a result of information later learned by the Executive. The Executive represents that the Executive has not heretofore assigned or transferred or purported to have assigned or transferred to any person or entity any Claims released, acquitted and forever discharged herein.

c. The Executive agrees not only to release and discharge the Releasees from any and all claims against the Releasees that the Executive could make on her own behalf, but also those which may have been or may be made by any other person or organization on her behalf. The Executive specifically waives any right to become, and promises not to become, a member of any class in a case in which any claim or claims are asserted against the Releasees involving any event which has occurred as of the date of this Release. If the Executive is asserted to be a member of a class in a case against the Releasees involving any events occurring as of the date of this Release, she shall immediately withdraw with prejudice in writing from said class, if permitted by law to do so.

d. The Executive hereby affirms that there are no outstanding administrative or judicial charges, complaints, claims, proceedings or actions against the Releasees to which the Executive is a party or which involve or relate to the Executive. In the event that there is outstanding any such proceeding, action, charge, complaint or claim filed against the Releasees by or on behalf of the Executive, the Executive agrees to cause the immediate withdrawal and dismissal with prejudice of each such charge, complaint, claim, action or proceeding to the extent permitted by law. For the avoidance of doubt, this representation does not include, and the Executive is not required to disclose to the Company, any claims, complaints, or communications to the Securities and Exchange Commission ("SEC"), the National Labor Relations Board ("NLRB"), the Equal Employment Opportunity Commission, OSHA, or any other federal, state, or local governmental regulatory or law enforcement agency.

e. The Executive affirms that (i) the Executive has been paid and/or has received all compensation, wages, bonuses, commissions, and/or other benefits to which the Executive may be entitled except as otherwise provided in the Letter Agreement; (ii) the Executive has been granted any leave to which the Executive was entitled under the FMLA and any other applicable leave laws/policies; (iii) the Executive has no known workplace injuries or occupational diseases; (iv) the Executive does not have any concerns regarding suspected ethical and compliance issues or violations on the part of the Company or any Releasee; (v) the Executive has accurately reported all work activities, including those outside of the Executive's scheduled hours, on breaks, or after shifts; (vi) the Executive is not presently asserting and has not previously asserted any claim of discrimination, harassment, retaliation or assault against Releasees, and is not aware of any such concerns or claims; and (vii) the Executive has not made any assignment, sale, delivery, transfer or conveyance of any rights the Executive may have against Releasees with respect to the Claims released, acquitted and forever discharged herein.

f. This release (i) shall not affect any Claims that the Executive may have that arise after the date the Executive signs this Release, (ii) shall not apply to any of the Executive's rights to vested benefits, if any, under the Company's Executive benefits plans, (iii) shall not affect unemployment or workers' compensation benefits; (iv) shall not affect the Executive's right to elect COBRA healthcare continuation coverage pursuant to the Company's group health plan; (v) shall not apply to claims for breach of this Release or the Letter Agreement; and (vi) shall not serve as a release of any claims that cannot be released as a matter of law.

g. <u>Additional Release</u>. In connection with the releases set forth herein and in exchange for the promises and other obligations in this Release, the Executive expressly acknowledges that, by virtue of this Release: (i) the Executive is not an "aggrieved employee" under PAGA; and (ii) the Executive does not seek to recover penalties on behalf of the Executive, any other allegedly aggrieved employees, or the State of California.

h.   <u>Waiver of California Civil Code Section 1542</u>. The Executive expressly waives any rights conferred upon the Executive by California Civil Code Section 1542 and expressly consents that this Release shall be given full force and effect according to all of its terms, including those terms relating to unknown and unsuspected claims, if any. Section 1542 provides as follows:

> **A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.**

Notwithstanding the provisions of Section 1542, the Executive expressly acknowledges and agrees that the releases set forth herein are intended to include and do include in their effect, without limitation, all such claims that the Executive does not know or suspect to exist at the time of the Effective Date of this Release, and that this Release contemplates the extinguishment of those claims. The Executive understands that the facts under which the Executive gives this full and complete release and discharge of the Releasees may hereafter prove to be different than now known or believed by the Executive and the Executive hereby accepts and assumes the risk thereof and agrees that this full and complete release and discharge of the Releasees shall remain effective in all respects and not be subject to termination, rescission, or modification by reason of any such difference in facts.

5.   <u>Older Workers' Benefit Protection Act Waiver</u>.

a.   The Executive specifically intends that the disputes the Executive is releasing herein include any claims the Executive may have under the Age Discrimination in Employment Act of 1967, as amended by the Older Workers' Benefit Protection Act of 1990. THE EXECUTIVE, FREELY AND KNOWINGLY, AND AFTER DUE CONSIDERATION, ENTERS INTO THIS RELEASE INTENDING TO WAIVE, SETTLE AND RELEASE ALL CLAIMS THE EXECUTIVE HAS OR MIGHT HAVE AGAINST EACH AND EVERY RELEASEE AS OF THE DATE OF THE EXECUTIVE'S EXECUTION OF THIS RELEASE.

b.   The Executive acknowledges that the Executive does not waive rights or claims that may arise after the date of the Executive's signing of this Release or the Bring-Down Release, as applicable.

c.   The Executive acknowledges that this Release is supported by adequate consideration, which is in addition to anything of value to which the Executive already is entitled.

d.   The Executive is advised to consult with an attorney before signing this Release because the Executive is permanently giving up legal rights. The Executive acknowledges that Executive has been so advised to consult fully with an attorney prior to signing this Release, and has done so, or has had a reasonable opportunity to do so.

e. The Executive acknowledges that the Executive has read this Release, understands its terms and the fact that it releases any and all claims the Executive may have against the Releasees, and enters into this Release freely and knowingly and without duress or coercion from the Releasees or any other source.

f. The Executive acknowledges that this Release has been written in a manner calculated to be understood by the Executive, and is in fact understood by the Executive.

g. The Executive acknowledges that the Executive was given twenty-one (21) calendar days to consider this Release prior to signing this Release. The Executive may take all or as much of that 21-day period as the Executive wishes to consider this Release and, if the Executive signs this Release before the expiration of the 21-day period, the Executive knowingly and voluntarily waives the remainder of the period. The Parties agree that any material or non-material modification of this Release will not restart the 21-day consideration period or the seven-day revocation period described below.

h. The Executive will have seven (7) days after the date the Executive signs this Release within which to revoke it, and the Release will not become effective or enforceable as to any Party until the day after the time to revoke has expired. Such revocation must be in writing and delivered by email, courier, or mail so that it is received by Jeffrey Fiarman, Senior Vice President and Chief Legal Officer (jfiarman@frontdoor.com), 3400 Players Club, Suite 300, Memphis, TN 38125 on or before the expiration of the seven-day revocation period.

i. Nothing in this Release prevents or precludes the Executive from challenging or seeking a determination in good faith of the validity of the release of claims under the ADEA, nor does it impose any condition precedent, penalties or costs for doing so.

6. **Return of Company Property**. The Executive represents and warrants that the Executive will return to the Company within seven (7) days of the Departure Date any and all equipment and documents (whether in hard copy or electronic form) belonging to the Company, including, without limitation, equipment, books, notebooks, documents, reports, files, memoranda, data, records, laptops, computer equipment, computer software, "thumb drives" and other data storage devices, correspondence, work papers, financial data, business plans, business records, mailing lists, customer or contact lists, calendars, employee manuals, cellular phones, keys and access cards, credit or fuel cards, and any documents containing information concerning the Company, its business, or its business relationships, except that the Executive may retain documents pertaining exclusively to the Executive's employment, such as payroll stubs and personal benefits information. The Executive also represents and warrants that the Executive will delete on or before the Departure Date any duplicates of files or documents that may contain Company information from any personal computer or other personal device, except as expressly provided under this Section 6. Return of the Company's property by the Executive under this Section 6 is a condition precedent to the payment of the consideration set forth in Section 2 above and in the Letter Agreement.

7. **Confidentiality; Prior Agreements**. Except as set forth below in Section 8, the Executive agrees not to use, disclose to others, or permit anyone access to any of the Company's trade secrets or confidential or proprietary information without the Company's express written consent except as required or protected by law. The Executive also agrees to comply fully with any lawful non-

compete, non-solicit, confidentiality, intellectual property or other post-employment obligations to the Company set forth in any prior agreement, which shall remain in full force and effect in accordance with their terms.

8. **Protected Disclosures**.

   a. Nothing in this Release, the Letter Agreement or any other agreement prohibits or impedes the Executive from: (i) responding truthfully to a valid subpoena; (ii) filing a charge or complaint with, or participating in any investigation conducted by, a Governmental Agency, a federal or state attorney general, any state or local human rights agency, or Congress; (iii) filing or disclosing any facts necessary to receive unemployment insurance, Medicaid or any other public benefits to which Executive is entitled; (iv) engaging in communications that constitute concerted activities for the purpose of collective bargaining or other mutual aid or protection of employees, including (for example) discussing wages, benefits and other terms and conditions of employment; (v) exercising (or encouraging or assisting other employees in exercising) any other applicable rights under Section 7 of the NLRA; (vi) filing, testifying, or participating in or otherwise assisting in a proceeding relating to, or reporting, an alleged violation of any federal, state, or municipal law relating to fraud or any rule, regulation, or investigation of a Governmental Agency, or making other disclosures that are protected under the whistleblower provisions of federal or state law or regulation; or (vii) speaking with law enforcement or an attorney retained by the Executive (such communications and disclosures referred to herein as "Protected Disclosures"). The Executive does not need to give prior notice to (or obtain the prior authorization of) the Company to make any such Protected Disclosures and is not required to notify the Company that the Executive has made such Protected Disclosures. Nevertheless, the Executive acknowledges and agrees that by virtue of the release set forth herein, the Executive has waived the Executive's entitlement to any relief (including without limitation, monetary damages, equitable relief, and/or reinstatement) under any of the claims and/or causes of action released by this Release. Therefore, except as set forth herein, the Executive agrees to not seek or accept any relief from any source or proceeding (including but not limited to any proceeding brought by any other person or by any Government Agency) with respect to any claim or right released by this Release. This Release does not, however, waive or release the Executive's right to receive a whistleblower award from the SEC or other Government Agency. For purposes of this Section, "Government Agency" means any federal, state or local government or regulatory body or agency, including without limitation the SEC, the NLRB, or the Department of Labor ("DOL").

   b. Pursuant to the Defend Trade Secrets Act of 2016 ("DTSA"), 18 U.S.C. § 1833(b), the Executive is hereby notified that an individual shall not be held criminally liable or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made under circumstances described therein, including: (i) in confidence to a government official or an attorney for the sole purpose of reporting or investigating a suspected violation of law; or (ii) in a complaint or other document filed in a legal proceeding, so long as such document is filed under seal; or (iii) in a court or arbitration filing under seal.

9. **No Admission of Liability**. Neither this Release, the Letter Agreement nor anything contained herein or therein, shall be construed as an admission by the Releasees of any liability or unlawful conduct whatsoever. The Parties hereto agree and understand that the consideration set forth in

Section 2 and the Letter Agreement is provided in consideration of the Executive's execution of this Release.

10. **References**. The Executive and the Company agree that, in response to any employment and reference inquiries by a third party regarding the Executive's employment with the Company, the Company will only provide a neutral reference; that is, the Company's response to such third party will only reflect (i) that the Executive was employed by the Company from December 30, 2022 until the Departure Date, (ii) that it is the Company's policy not to discuss or disclose information regarding current or former Executives' performance to third parties and that no inference should be made from this policy, and (iii) with the Executive's express written permission, what her salary was during her employment with the Company. The Executive agrees to direct all requests for references to the Company's Human Resources Department.

11. **Communication Regarding Executive's Resignation**. The Executive and the Company agree that the Executive shall participate and assist in the development and preparation of any press release(s), Company-wide internal communication(s), and SEC filing(s) in the normal course with respect to the Executive's resignation as Senior Vice President and Chief Financial Officer of the Company as of the CFO Resignation Date. The Executive agrees to refrain from making or publishing statements that disparage, are inimical to, damage the reputation of, or may reasonably be construed as negative or in any manner disparaging of the Company or any of the other Releasees. The Executive acknowledges that the business reputation of each of the Company and the Releasees is a valuable asset. A material breach of the non-disparagement provisions of this Section 11 shall give rise to injunctive relief and any other appropriate relief under law and equity. Nothing herein shall be construed to prevent either Party from providing truthful information to government authorities or in response to legal process or discovery or from making Protected Disclosures as set forth in Section 8.

12. **AGREEMENT TO ARBITRATE CLAIMS**. The Executive acknowledges and agrees that the Executive remains bound by the *We Listen* Dispute Resolution Program, a copy of which is attached hereto.

13. **Cooperation.** The Executive agrees to provide information to the Company as reasonably requested to help transition the Executive's job duties. The Executive agrees to cooperate with the Company as reasonably requested regarding any pending or subsequently filed litigation, claims, investigations, disputes, or other administrative, regulatory or legal proceedings involving the Company or the Releasees that relate to matters within the knowledge or responsibility of the Executive. Without limiting the foregoing, the Executive agrees (i) to meet with the Company's representatives, its counsel or other designees at mutually convenient times and places with respect to any items within the scope of this provision; (ii) to appear at the request of the Company to give testimony as reasonably requested by the Company without requiring service of a subpoena or other legal process; (iii) to provide truthful testimony regarding same to any court, agency, or other adjudicatory body as reasonably requested by the Company; and (iv) to provide the Company's Chief Legal Officer with immediate notice of contact by any adverse party or such adverse party's representative, except as may be prohibited by law and except for Protected Disclosures. The Executive further agrees to cooperate with the Company and the Releasees on any other matter related to the Company's business during the period of the Executive's employment with the Company as reasonably requested by the Company. The Company will

reimburse the Executive for reasonable expenses in connection with the cooperation described in this Section 13, except for lost wages and attorneys' fees.

14. **<u>No Representations</u>**. No representation, promise, or other agreement not expressly contained herein has been made to induce the execution of this Release, and the terms thereof are contractual and not merely recitals. The Parties acknowledge that both Parties have had a full opportunity to negotiate the language of the Release, and that, in the event of a dispute, the Release should not be construed in any way either for or against a Party based on whether a particular party was or was not the primary drafter of this Release.

15. **<u>Counterparts</u>**. This Release may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which together will constitute one and the same instrument. This Release may be executed and delivered by email of PDF or other electronic attachments and any PDF or electronic signatures shall be deemed to be original signatures for all purposes.

16. **<u>Entire Agreement</u>**. Except as expressly noted herein, this Release together with the Letter Agreement constitute and contain the entire agreement and understanding concerning the Executive's employment, separation from employment, and the other subject matters addressed herein between the Parties, and supersedes and replaces all prior negotiations and all prior agreements proposed or otherwise, whether written or oral, concerning the subject matter hereof.

17. **<u>Choice of Law and Venue</u>**. This Release (including the Letter Agreement) is to be construed pursuant to the substantive laws of the State of Tennessee, without regard to principles of conflicts of laws. In the event a dispute, claim or controversy arising out of or related to this Release (including the Letter Agreement) is not subject to arbitration as set forth in Section 12 above, then any such dispute must be brought in state or federal court in Memphis, Tennessee, and the Parties hereby consent to the exclusive jurisdiction and venue of such forum.

18. **<u>Waiver</u>**. The waiver of any provision of this Release shall not operate or be construed as a waiver of any other provision of this Release or any other agreements or legal rights. No waiver shall be valid unless in writing and executed by the Party to be charged therewith. The waiver by any Party of a breach of any provision herein shall not operate or be construed as a waiver of any subsequent breach by any Party.

19. **<u>Benefits of Agreement; Assignment</u>**. This Release and all rights hereunder shall be binding upon and shall inure to the benefit of the Parties hereto and their personal representatives, successors and permitted assigns.

20. **<u>Legal Fees</u>**. Except as otherwise provided hereinabove, each party will be responsible for her or its own legal fees or costs, if any, incurred in connection with the negotiation of this Release and any act with respect thereto.

21. **<u>Severability</u>**. In the event that one or more of the provisions (or portion thereof) of this Release shall for any reason be held to be illegal or unenforceable, such illegality or unenforceability shall not have any impact on any other provision of this Release, and the Parties agree that the arbitrator or court shall modify and/or reform the illegal or unenforceable provision(s) to the extent necessary to make such provision(s) legal and enforceable consistent with carrying out the Parties' intent when entering into this Release to the fullest extent possible.

22. Section Headings. Section headings are used herein for convenience of reference only and shall not affect the meaning of any provision of this Release.

The Parties acknowledge that they have read the foregoing Release (including the Letter Agreement), understand its contents, and accept and agree to the provisions it contains and hereby execute it voluntarily and knowingly and with full understanding of its consequences.

PLEASE READ CAREFULLY. THIS RELEASE INCLUDES A RELEASE OF KNOWN AND UNKNOWN CLAIMS INCLUDING CLAIMS UNDER THE AGE DISCRIMINATION IN EMPLOYMENT ACT AND AN ARBITRATION AGREEMENT.

EXECUTIVE

Sign:_____

Name: Jessica Ross

Date:_____

FRONTDOOR, INC.

Sign:_____

Name:_____

Title: _____

Date:_____

ATTACHMENT

We Listen Dispute Resolution Program



WE LISTEN DISPUTE RESOLUTION PLAN

1. INTRODUCTION

I understand and agree that this *We Listen Dispute Resolution Plan*, ("*We Listen*" or the "Plan"), is designed to provide an exclusive, easy-to-use process for economical and prompt resolution of claims or controversies ("Disputes") between Frontdoor, including its affiliates and subsidiaries (the "Company") and the Company's employees and applicants (collectively "Employees"). The Plan includes a mutual agreement to arbitrate individual covered Disputes which is the exclusive, final and binding remedy for both the Company and me and includes a waiver of the right to pursue class, collective and/or representative actions. I understand that neither the Company nor I will be allowed to bring any Disputes to a court or jury for a resolution except as set forth in the Plan.

2. WHO IS COVERED

This Plan covers any Employee employed by the Company and any person who seeks employment with the Company on or after October 1, 2018 ("Effective Date"). An Employee acknowledges his/her agreement to the Plan by continuing employment or applying for employment after receiving notice of this Plan document.

3. DISPUTES COVERED BY THE PLAN

The Company and I mutually agree to resolve all Disputes in accordance with the terms of the Plan. The Plan covers all Disputes arising out of or relating to my employment, termination of employment or application for employment that I or the Company could otherwise have resolved in a court, including, but not limited to, those related to: (i) discrimination based on race, creed, color, religion, sex, age, disability, leave status, national origin, ancestry, sexual orientation, gender identity, marital status, veteran or military reserve status, privacy or any other characteristic protected by federal, state or local law, (ii) retaliation, including, but not limited to, whistleblower status or retaliation for filing a workers' compensation claim, (iii) torts, including, but not limited to, defamation, invasion of privacy, infliction of emotional distress, or workplace injury not otherwise covered by applicable workers' compensation laws, (iv) all employment related statutes, including, but not limited to, Title VII of the Civil Rights Act, , the Age Discrimination in Employment Act, the Older Workers Benefit Protection Act, the Americans with Disabilities Act, the Equal Pay Act, Genetic Information Nondiscrimination Act, the Family and Medical Leave Act, the Worker Adjustment Retraining and Notification Act, the Fair Labor Standards Act, the Uniformed Services Employment and Reemployment rights Act, and any similar state or local laws, (v) any federal, state or local law or common law doctrine for breach of contract, promissory estoppels, wrongful discharge or conversion, (vi) claims for interference with rights under the Employee Retirement Income Security Act of 1974, as emended ("ERISA"), or other claims concerning administration of ERISA plans not excluded below, and (vii) claims under federal, state or local law regarding wages and other compensation, benefits, reimbursement of expenses, stock or incentive bonus plans, or intellectual property rights and associated laws.

Further, Disputes include any claim or controversy regarding the Plan itself or its interpretation, scope, enforceability or formation, with the exception noted in the Class and Representative Action Waivers clause.

The Plan covers all Disputes that I may have against any of the following: (i) the Company; (ii) its current and former officers, directors, employees, or agents in their capacity as such or otherwise; (iii) the Company's parent, subsidiaries and affiliated entities; and/or (iv) all successors and assigns of any of them, or that the Company may have against me.

4. CLAIMS NOT COVERED BY THE PLAN

I agree that the following claims are not considered a covered Dispute and are excluded under the Plan: (i) Workers' Compensation claims; (ii) unemployment compensation claims; (iii) claims for benefits under employee benefit plans covered by ERISA that contain an appeal procedure or other exclusive and binding dispute resolution procedure in the respective plan; (iv) claims under the National Labor Relations Act; and (v) the Dodd-Frank Wall Street Reform and Consumer Protection Act or other federal laws barring pre-



dispute arbitration agreements.

I also agree that a Dispute does not include the adoption, change, revision, interpretation or discontinuance of Company policies, practices, rules and procedures or disagreements over other personnel matters, unless such matters involve a legally recognized claim that I or the Company would otherwise have the right to have resolved in court.

5. DISPUTE RESOLUTION STEPS

Step One: Investigation/Informal Resolution

To "Initiate" *We Listen* to resolve a Dispute, I agree that I must notify the Ethics Helpline (**1-844-479-8675**) ("Helpline"). The Plan allows me to use informal avenues to raise my concerns and Disputes with my managers under the Open Door policy, with HR, or through the Ethics Helpline. Many times addressing these concerns with my immediate manager or location manager will lead to a resolution. However, *We Listen* and its processes start when the Ethics Helpline is contacted. I further understand that I must exhaust each step of the Plan in order and the failure to exhaust these contractual remedies may be raised as an affirmative defense in arbitration.

If I feel uncomfortable about raising concerns or Disputes with my manager, or my manager does not respond to my concerns, I may raise the concern directly with Human Resources, Employee Relations, the Ethics and Compliance Office, as well as call the Ethics Helpline. I understand that I will not be retaliated against for initiating or pursuing the *We Listen* dispute resolution steps.

Upon Initiation, a Human Resources or other Company representative will be appointed to review the Dispute and further investigate my concerns if necessary. If my Dispute is not resolved during the investigation then an Ombudsman will be assigned to oversee the *We Listen* process. During the investigation the Ombudsman may try to resolve the Dispute through informal discussions. The Initiation phase, including any investigation and Ombudsman involvement, will generally take no longer than 60 days to complete.

At the end of the Ombudsman's review and informal discussions a Final Response will be issued. I may request a Final Response from the Ombudsman after the expiration of 60 days from Initiation with the Ethics Helpline. If I am not satisfied with the Final Response to my Dispute, I will have 15 days from the date of the Final Response to request that my case move to Step Two of the Plan, Senior Executive Review.

Step Two: Senior Executive Review

A committee of senior executives of the Company reviews the facts and decisions made by the applicable manager(s) in order to correct mistakes and misunderstandings. The Ombudsman will present the Dispute to a rotating committee, as determined by the Company, of three to five executives (or their designees) to review *We Listen* Disputes. I may, but am not required, to submit a written statement to the committee, which will review the facts and either ratify the original resolution or recommend an alternative solution. The Senior Executive Review process will normally take no more than 60 days and I will be informed in writing of the outcome by the Ombudsman. If the Dispute is not resolved to my satisfaction during the Senior Executive Review process, I may move forward with Step Three of the Plan, mediation.

Step Three: Mediation

Mediation is a non-binding process where a neutral third-party (a mediator) works with the parties in an effort to reach a mutually agreeable settlement of the Dispute. I may invoke mediation either by making a written request to commence mediation to the American Arbitration Association ("AAA"), or to the Ombudsman. This request for mediation must be received within 15 days of being notified of the outcome of the Senior Executive Review. I can obtain the form from the Ombudsman or it is available on the AAA website (*www.adr.org*). The Company will pay all of the fees and costs of mediation, which will be scheduled and conducted in accordance with AAA Rules. If a resolution is not reached in mediation, I may move to the final step of *We Listen*, final and binding Arbitration.



Step Four: Arbitration

Arbitration is a formal dispute resolution process where an arbitrator, like a judge, takes evidence at a hearing and makes a final binding decision which may be enforced against either party. If I am not satisfied with the results of the mediation, I may invoke arbitration by serving a written request for arbitration on AAA, or to the Ombudsman. This request for arbitration of my individual Dispute must be received within 15 days of close of the mediation. I can obtain the form from the Ombudsman or it is available on the AAA website (www.adr.org). The Company will pay all of the filing/administrative and arbitrator's fees in connection with the arbitration, except that I shall be responsible for paying the Court Equivalent Fee or the employee's share of fees specified by the arbitration provider, whichever is less. For purposes of this Plan, "Court Equivalent Fee" means the fee that I would pay to file a lawsuit asserting the same claim(s) in the court of general jurisdiction in the county or city where my primary place of employment is or was located. I understand that arbitration is the last step of *We Listen* and the decision of the arbitrator will be final and binding on both the Company and me.

6.   **JURY TRIAL WAIVER AND EXCLUSIVE REMEDY**

I HEREBY WAIVE MY RIGHT TO A COURT OR JURY TRIAL AND AGREE THAT THE PLAN IS THE EXCLUSIVE REMEDY THE COMPANY AND I HAVE FOR RESOLUTION OF DISPUTES. Accordingly, I may not pursue relief for any Dispute in any federal or state court of law except as stated in the Plan. If I do file a claim in any federal or state court, the Company may seek a stay or dismissal of the claim and compel arbitration and the dispute resolution steps under the Plan. I UNDERSTAND AND AGREE THAT MY SOLE AND FINAL LEGAL REMEDY IS BINDING ARBITRATION. The only exception is that either party may seek an injunction in a court if interim and/or immediate relief is necessary to preserve the status quo or the meaningfulness of the arbitration process pending the outcome in arbitration, to the extent allowable under federal or state law.

7.   **THE ROLE OF ADMINISTRATIVE AGENCIES**

Disputes may be brought before an administrative agency to the extent applicable law requires access to an agency notwithstanding the existence of this Plan, including, but not limited to, claims or charges brought before the Equal Employment Opportunity Commission, the U.S. Department of Labor, the National Labor Relations Board, the Office of Federal Contract Compliance Programs and other federal and state law enforcement authorities. Nothing in the Plan shall be construed to: (i) relieve any party of the duty to exhaust administrative remedies by filing a charge or complaint with an administrative agency and obtaining a right to sue notice, where otherwise required by law, or (ii) prevent either party from cooperating with a federal or state body as required by law. I further understand that the Company will not retaliate against me for filing a claim with an administrative agency. I understand, however, that because my exclusive remedy is provided by the Plan, I will not receive a double recovery from any action brought by an administrative agency, except as required by law.

8.   **CLASS AND REPRESENTATIVE ACTION WAIVER**

I HEREBY WAIVE ANY RIGHT FOR ANY DISPUTE TO BE BROUGHT, HEARD, DECIDED OR ARBITRATED AS A CLASS, COLLECTIVE AND/OR REPRESENTATIVE ACTION ("Class and Representative Action Waiver"). However, this Class and Representative Action Waiver may be severed to the extent that it would otherwise render this Plan unenforceable. I understand that I will not be retaliated against, disciplined or threatened with discipline as a result of exercising rights under Section 7 of the National Labor Relations Act by the filing of or participation in a class, collective or representative action in any forum; however, the Company may lawfully seek enforcement of this Plan and the Class and Representative Action Waiver under the Federal Arbitration Act and seek dismissal of such class, collective or representative actions or claims. Notwithstanding any other clause contained in this Plan, any claim that all or part of this Class and Representative Action Waiver is unenforceable, unconscionable, void or voidable may be determined only by a court of competent jurisdiction (by a federal court, if such court has jurisdiction) and



not by an arbitrator.

9. TIME LIMITS FOR COMMENCING *WE LISTEN* AND REQUIRED NOTICE OF ALL CLAIMS

I agree that Disputes must be initiated with the Plan prior to the end of the applicable statute of limitations. The statute of limitations will be tolled (i.e., stayed) during the dispute resolution process.

10. REPRESENTATION

I understand that I have the right to be represented by the attorney of my choice, to review the terms of the Plan and provide advice, and at mediation and/or arbitration. I understand, however, that I am solely responsible for the payment for my attorney's fees and cost of experts and the Company will not reimburse me except to the extent that any applicable federal or state laws allow the arbitrator to award attorney's fees or costs to me if I am the prevailing party in Arbitration.

11. GOVERNING LAW

This Plan shall be construed, interpreted and its validity and enforceability determined, strictly in accordance with the Federal Arbitration Act (9 U.S.C. §1, *et seq.*) and, to the extent that such Act does not apply, in accordance with the laws of the State of Tennessee, without applying its conflicts of laws principles. I agree that the Plan evidences a transaction involving interstate commerce.

12. PROCEDURES AND RULES

Any mediation or arbitration will be conducted by AAA under its Employment Arbitration and Mediation Procedures ("AAA Rules") in effect at the time of Initiation, except as modified by the Plan or as otherwise mutually agreed in writing. The AAA Rules are available at www.adr.org/employment.   This Plan specifically prohibits class, collective or representative arbitrations even if allowed under AAA Rules. The arbitrator shall be a member of the Bar of the state in which the arbitration is heard, if available. Otherwise, the arbitrator shall be a retired judge from the jurisdiction. Unless I and the Company otherwise agree, the arbitration of my Dispute shall be conducted within the county where the work facility where I was last assigned is located.

13. JURISDICTION OF ARBITRATOR

a) The arbitrator may award to me or the Company any remedy to which that party is entitled under applicable law (including, but not limited to, legal, equitable and injunctive relief), but such remedies are limited to those that would be available to a party in a court of law for the Disputes presented to and decided by the arbitrator.

b) The arbitrator, and not any federal, state, or local court or agency, shall have exclusive authority to resolve any Dispute relating to the interpretation, construction, applicability, unconscionability, arbitrability, enforceability or formation of the Plan including, but not limited to, any claim that all or any part of the Plan is void or voidable. However, the preceding sentence shall not apply to the clause entitled "Class and Representative Action Waiver."

c) The arbitrator shall not have authority to combine or aggregate claims from more than one claimant or conduct or oversee any class, collective or representative action. Nor shall the arbitrator have authority to make an award to any person or entity not a party to the arbitration.

d) The arbitrator shall render an award by written opinion no later than 30 days from the date the arbitration hearing concludes or the post-hearing briefs (if requested) are received, whichever is later, unless the parties agree otherwise. The opinion shall be in writing and include the factual and legal basis for the decision.

14. CONSTRUCTION



Except as provided in Clause 8, "Class and Representative Action Waiver," above, if any provision of this Plan is adjudged to be void, voidable or otherwise unenforceable, in whole or in part, such provision shall, without affecting the validity of the remainder of the Plan, be: (i) modified to the extent necessary to render such term or provision enforceable preserving to the fullest extent possible the intent and agreements herein, or (ii) to the extent such modification is not permissible, severed from this Plan. All remaining provisions shall remain in full force and effect. A waiver of one or more provisions of this Plan by any party shall not be a waiver of the entire Plan or any other provision of the Plan.

15. CONSIDERATION

I and the Company agree that the mutual obligations by the Company and me to arbitrate Disputes, my continued employment, the Company's processing and evaluation of my application for employment, and the Company's agreement to pay the applicable fees for mediation and arbitration, provide adequate consideration for this Plan. Further, if I am a current Employee on the effective date of this Plan, I acknowledge that I am already subject to the *We Listen* program, including, but not limited to, its obligation to arbitrate Disputes, and I agree to the Plan as evidenced by my continued employment after receiving notice of this revision to the Plan, participation in or payment under a bonus or compensation plan, and other valuable consideration. Submission of an application for employment, regardless of form, constitutes consent by both the applicant and the Company to be bound by the Plan or any subsequent waiver.

16. SOLE AND ENTIRE AGREEMENT

I agree that this Plan document constitutes the complete agreement between the parties regarding the resolution of Disputes and supersedes any other previous versions to which I have agreed. The Plan shall survive the termination of my employment and the expiration of any benefit. No party is relying on any representations, oral or written, on the subject of the effect, enforceability, or meaning of this Plan, except as specifically set forth in this document. If there is a pre-existing dispute resolution agreement between me and the Company, this Plan shall be the governing agreement between the parties regarding the resolution of Disputes unless this Plan is not enforceable, in which case the pre-existing agreement shall govern.

EMPLOYEE NAME – PRINTED   EE ID NUMBER

EMPLOYEE SIGNATURE   DATE

EXHIBIT "B"

Form of General Release ("Bring-Down Release")

BRING-DOWN RELEASE

Reference is made to that certain letter agreement dated as of November 3, 2025 (the "Letter Agreement"), to which this BRING-DOWN RELEASE (the "Bring-Down Release") is attached as Exhibit "B," and the General Release that I executed in accordance with the terms of the Letter Agreement and simultaneously with my execution of the Letter Agreement (the "Initial Release"). Capitalized terms not otherwise defined herein shall have the meaning set forth in the Initial Release.

In exchange for the consideration set forth in the Letter Agreement and the Initial Release, I hereby agree to and reaffirm, as of the date hereof, the general release of claims as provided Sections 3, 4 and 5 of the Initial Release (the provisions of which are incorporated by reference and made a part hereof), and the waiver of California Civil Code Section 1542 as provided in Section 4(h) of the Initial Release, in favor of the Company, its subsidiaries and affiliated companies (including but not limited to American Home Shield Corporation) and the Releasees, and acknowledge that such general release and Section 1542 waiver will apply to any and all charges, complaints, claims, liabilities, obligations, promises, agreements, controversies, damages, actions, causes of action, suits, rights, demands, remedies, costs, losses, debts, expenses and attorneys' fees, known or unknown, by reason of any matter, action or omission occurring up to the date on which I have executed this Bring-Down Release. I further acknowledge I have not executed this Bring-Down Release prior to the effectiveness of the cessation of employment on the Departure Date (as defined in the Letter Agreement), and the Bring-Down Release is intended to cover, and in fact covers, my cessation of employment and all facts and circumstances relating to or arising from such cessation.

I have read this Bring-Down Release carefully, acknowledge that I have been given at least twenty-one (21) days to consider all of its terms, and have been advised to consult with an attorney and any other advisors of my choice prior to executing this Bring-Down Release. I understand that by signing below I am voluntarily giving up any right which I may have to sue or bring any other claims against the Company and the Releasees. I also understand that I have a period of seven (7) days after signing this Bring-Down Release within which to revoke this Bring-Down Release and that this Bring-Down Release will not become effective or enforceable until the eighth day after the date on which I signed this Bring-Down Release.

This Bring-Down Release is to be construed pursuant to the substantive laws of the State of Tennessee, without regard to principles of conflicts of laws. In the event a dispute, claim or controversy arising out of or related to this Bring-Down Release (including the Letter Agreement and Initial Release) is not subject to arbitration as set forth in Section 12 of the Initial Release, then any such dispute must be brought in state or federal court in Memphis, Tennessee, and I hereby consent to the exclusive jurisdiction and venue of such forum.

READ, ACCEPTED AND AGREED BY:

_____   _____
Jessica Ross   Date